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April 24, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds — File Nos. 33-18737 and 811-07989:

Accounting Comments on Annual Report for the Fiscal Year Ended March 31, 2012

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby respond to the oral accounting comments provided on February 12, 2013 by Mr. Jeffrey W. Long of the Commission’s staff with respect to the Registrant’s Annual Report for the fiscal year ended March 31, 2012, as filed on Form N-CSR on June 5, 2012.

As a preliminary matter, the requested Tandy representations are provided at the end of this letter.

Those comments are repeated below and are organized in the same fashion as presented by Mr. Long.

1.	Comment: On page 8, with respect to the Metropolitan West Total Return Bond Fund, the last sentence of the second paragraph should refer instead to the return on a $10,000 investment in the Administrative Class rather than the Class I shares. And the last sentence of the third paragraph should refer instead to the Plan Class rather than the Class I shares.

Response: Comment accepted. The updated version of that disclosure in the next annual report will correct that reference.

2.	Comment: On page 11, with respect to fund expenses, under footnote 2, please specify the exact number of days used, as required by Item 27(d)(1) of Form N-1A, rather than referring to a half-year.

Response: Comment accepted. The updated version of that disclosure in the next annual report will make that change.

3.	Comment: On page 25, under the description of credit default swaps on traded indices, please provide footnote disclosure with a description of the index. For example, the reference to the index entitled ABX-HE-PENAAA 07-2 is not readily understandable. There are other similar references to indexes for swaps elsewhere in the annual report.

Securities and Exchange Commission

April 24, 2013

Response: Comment accepted. The updated version of that disclosure in the next annual report will make that change.

4.	Comment: On page 80, under the disclosure related to interest rate swaps used by the Metropolitan West Total Return Fund, there is no disclosure of the premiums paid or received in connection with those transactions. Please add a separate column with that information.

Response: Comment accepted. Additional disclosure will be added in the next annual report to provide that information for this fund and the other series of the Registrant.

5.	Comment: On page 113, the miscellaneous expenses line for the Ultra Short Bond Fund exceeds the 5% level for aggregated expense items. The 5% level should be applied to the total operating expenses for each fund to determine whether more detailed information is required.

Response: Comment accepted. More detailed expense information will be provided in the next annual report with respect to any aggregated items that exceed the 5% level noted in the comment.

6.	Comment: On page 113, there is an expense line item for tax expenses. Please provide a footnote explanation for what types of taxes are included.

Response: Comment accepted. Disclosure will be added to the next annual report to provide that information with respect to any tax expenses.

7.	Comment: On page 118, under “Statements of Changes in Net Assets” there is return of capital noted for the AlphaTrak 500 Fund. Please confirm that the required notice under Section 19(a) of the Investment Company Act of 1940, as amended, was provided in connection with that distribution.

Response: The Registrant investigated this question and learned that the modest return of capital paid to shareholders, amounting to approximately $175,000 for that fiscal year, was not accompanied by a written notice as required by Section 19(a). None of the Registrant’s other funds paid a return of capital. A misunderstanding occurred about who would send that notice. The Registrant will confirm that a procedure is in place for the required notice to be timely delivered to shareholders receiving a return of capital in the future.

8.	Comment: On page 158, the advisory fee rate and expense limitation table suggests that, for the Metropolitan West AlphaTrak 500 Fund, there should be a limit on non-advisory expenses of 20 bps. For example, if the fulcrum advisory fee was 25 bps as specified in the prospectus dated July 27, 2012, the total expenses should have been 45 bps. The financial highlights, however, show a net expense ratio of 0.97% for the fiscal year ended March 31, 2012, including non-recurring expenses of 0.07%, suggesting other expenses of 0.65% rather than 0.20%.

Securities and Exchange Commission

April 24, 2013

Response: The Registrant acknowledges that table in Note 6 provided confusing disclosure about the expense limitation for this Fund. As disclosed in the prospectus summary for that Fund, the basic expense limitation is 0.90% even at the maximum management fee, which means that other expenses payable by shareholders would be limited to 0.20% when the maximum fulcrum management fee of 0.70% is paid. If the fulcrum management fee were lower, such as 0.50%, then the other expenses instead would be limited to 0.40% to maintain the overall 0.90% limit. The operating expenses agreement also reflects a 0.90% overall limit. The Registrant agrees to clarify the disclosure to make it less ambiguous and confusing and to make certain at the next meeting of the Funds’ Board that the Board shares that same understanding of the operation of the expense limitation agreement.

9.	Comment: With respect to the fidelity bond filing made on April 11, 2012, there was not included any required information about the hypothetical cost or premium as if each fund had obtained a separate fidelity bond rather than a joint bond covering all the funds.

Response: Comment accepted. That information will be provided in future filings of the fidelity bond.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrant:

—	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

—	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Metropolitan West Asset Management, LLC